Theralase™ Technologies Inc

SUITE 1240 • 70 YORK STREET • TORC
Telephone (416) 368-4


05011065

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUBJECT: **Theralase Technologies Reports on Developments in Collaborative Cancer Therapy Research Project**

Toronto; 01 September 2005 -- **Theralase Technologies Inc. (TSXV : TLT & OTC BB : TLTFF)** says that new developments in its collaboration with Virginia Tech employing their supermolecular metallic complexes with the Company's proprietary photo-dynamic laser capabilities have been reported to the 230th annual meeting of the American Chemical Society in Washington, D.C.

Virginia Tech announced that their researchers have enhanced the capabilities of their proprietary complexes that attach to cancer cells which are then targeted by laser-generated sub-dermal light energy that reacts with the injected complexes. The researchers have developed additional metallic complexes that more efficiently absorb therapeutic laser energy that activates the destruction of the targeted cancer cells.

During the 4th quarter, Theralase will start small animal clinical trials at Toronto's famed cancer facility in the University Health Network to test the safety and efficacy of its higher powered proprietary laser equipment which attack cancer tumours targeted with the special metallic complexes.

Theralase Technologies Inc. designs, develops, manufactures and sells leading edge, proprietary, innovative, higher-powered, super-pulsed therapeutic laser equipment employed in a wide range of photo-dynamic medical therapy applications. The Theralase technology platform targets several diverse healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatologic disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration, and for osteoporosis conditions -- and thirdly, combining proprietary metallic complexes with photo-dynamic lasers to attack specially-targeted cancerous growths.

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For Further Information -- Contact:
Roger White; Tel. (905) 947-8455; or
S. Donald Moore; Tel. (416) 368-4440